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VIA EDGAR

August 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 5, 2022 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 25, 2022, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 5, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 2 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff, the Company’s financial statements for the six months ended June 30, 2022 and certain updated disclosure. All page references in the responses set forth below refer to page numbers in the Amended

DRS.Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.	Refer to your response to comment 5. Please disclose your process for determining whether or not the crypto asset services or products you plan to offer in the U.S. or to U.S. persons are securities under the federal securities laws and to ensure that you are not facilitating, or engaging in, transactions of unregistered securities. In your response, describe your internal policies and procedures that allow you to reach the conclusion that your products are not securities. Please address in the last paragraph of the carryover risk factor on pages 37-38 the risks and limitations of internal policies and procedures, including that they are risk-based judgments made by you and not a legal standard or determination binding on any regulatory body or court. Please also describe the consequences if it is subsequently determined that a particular product or services is a security.

U.S. Securities and Exchange Commission

August 12, 2022

Response: The Company has revised the risk factor “There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition” beginning on page 39 of the Amended DRS to describe the Company’s internal policies and procedures for analyzing whether a particular crypto-based product is a security and the risks and limitations of such policies, including that any assessments made by the Company are risk-based and are not binding on any regulatory body or court. The revised risk factor also describes the consequences if it is subsequently determined by a regulatory body or court that a particular crypto-based product or service provided by the Company is a security. The risk factor has also been revised to clarify that MGEX only plans to trade crypto related products that are listed on a Designated Contract Market (“DCM”). The Company has included similar disclosures on pages 122 and 140.

2.	Refer to your response to comment 4 and your disclosure that you do not custody crypto assets. Please address the items below.

•	Explain in more detail your clearing activities and role for crypto-based products such as those of Bitnomial, including but not limited to a discussion of whether and how you facilitate delivery and whether and how your clearing services for these products differ as compared to clearing for non-crypto-related products, if at all. Also, clarify whether you clear all Bitnomial transactions for these products or only those for which an involved entity is an MGEX and/or Bitnomial member.

•	Understanding that you do not custody crypto assets, clarify for us whether you have control over any crypto assets at any time in performing your duties and how you reached your conclusion.

•	Tell us whether any of your entities have access to the private keys of crypto assets at any time and whether crypto assets are transferred through your systems.

•	Clarify whether you accept crypto assets as non-cash collateral in any instance and whether you take possession of such assets (such as for liquidation purposes) in the event that a Clearing Member fails to perform its clearing obligations.

•	Explain how you consider and quantify risks associated with clearing crypto-based products.

Response: The Company has revised its disclosure on page 139 of the Amended DRS to include the information requested by the staff in this Comment 2.

Prospectus Summary
Tax Rate Products, page 5

3.	Refer to your response to comment 11 and tax rate product disclosures (e.g., page 102). Please quantify for us the trading volume and revenues contributed by SIG Index Licensing, LLC products (tax rate products) for applicable 2021 and 2022 quarterly periods.

Response: The Company has revised its disclosures throughout the Amended DRS to remove all references to its tax rate products, because these products are listed but have not traded to date.

U.S. Securities and Exchange Commission

August 12, 2022

Our Competitive Strengths
Multi-Asset Exchange Operator with Broad Portfolio Licenses, page 6

4.	Refer to your response to comment 12. Please identify each cryptocurrency and digital asset product and service you offer that is regulated under either your DCO license or DCM license and clarify that none of these products are regulated under national securities exchange licenses.

Response: The Company has revised its disclosures on pages 7, 108, 116 and 121 of the Amended DRS to identify the Bitnomial digital asset products cleared by MGEX under the MGEX DCO license and to clarify that none of the crypto related products or services that the Company currently offers or currently intends to offer in the near future are regulated under its national securities exchange licenses.

Successful History of M&A Strategic Investments, page 6

5.	Refer to your response to comment 10. Please place the disclosure on page 5 in context by summarizing the material aspects of the strategic investments with T3, Lukka, MEEG, MidChains, Vesica, Statifi, Diamond Standard, and Options AI.

Response: The Company has revised its disclosures on page 119 of the Amended DRS to provide more details regarding the material aspects of its strategic minority investments in T3, Lukka, MEEG, MidChains, Vesica, Statifi, Diamond Standard, and Options AI and has also included a cross-reference to this information on page 6 of the Amended DRS.

Our Growth Strategies, page 7

6.	Refer to your response to comment 1. Please clarify that you have no current plans to offer futures contracts on any other crypto assets other than those discussed on pages 8 and 105.

Response: The Company has revised its disclosures on pages 7, 108, 116 and 121 of the Amended DRS to clarify that none of the crypto related products or services that it currently offers or currently intends to offer in the near future are or will be regulated under its national securities exchange licenses.

Risk Factors, page 19

7.	Refer to your response to comment 24. Please add a risk factor addressing the inverted pricing you have been experiencing in your Equities segment and the waiver of fees for certain new products in your Future segment.

Response: The Company has revised the risk factor “Our business may be adversely affected by price competition” on page 24 of the Amended DRS to note that it has offered “inverted” pricing or no-transaction fee trading and has waived fees for certain new products in its Futures segment from time to time to attract market share, and to address the risks that may be associated with these forms of promotions.

U.S. Securities and Exchange Commission

August 12, 2022

Financial or other problems experienced by third parties, page 25

8.	Refer to the first paragraph on page 26. Given the various categories of products you and your affiliates trade or hold, please discuss volatility in markets in addition to securities markets, such as commodities and cryptocurrencies markets, as well as related futures and options on these products. Discuss here all types of risk exposure (e.g. market, credit, interest rate, etc.) you are exposed to from the specific market actors, broker-dealers, DCOs, exchanges, clearing organizations, and counterparties. Include a cross-reference to expanded discussions relating to these types of entities and risks elsewhere in the prospectus.

Response: The Company has revised its risk factor “Financial or other problems experienced by third parties could have an adverse effect on our business” on page 27 of the Amended DRS to discuss the volatility in the digital assets market and commodities market and address its risk exposures. As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company does not believe that its results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates. The Company’s outstanding debt bears interest at a fixed interest rate. Therefore, changes in interest rates will have no impact on the interest the Company pays on fixed rate obligations.

Also as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company does not have counterparty credit risk with respect to trades matched on its options or equities exchanges in the United States. With respect to equities, the Company delivers matched trades of its customers to the National Securities Clearing Corporation (“NSCC”) without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all equity transactions occurring on MIAX Pearl Equities and, as such, guarantees clearance and settlement of all of the Company’s matched equity trades. Similarly, with respect to U.S. options, the Company delivers matched trades of its customers to the Options Clearing Corporation, which acts as a central counterparty on all transactions occurring on MIAX Options, MIAX Pearl, and MIAX Emerald and, as such, guarantees clearance and settlement of all of the Company’s matched options trades.

Risks Related to Owning a Clearing House, page 26

9.	Refer to your response to comment 15. Please specifically address the risks to you as the “exclusive venue” for clearing crypto asset products. To the extent these risks are mitigated because you do not take custody of any crypto assets, so state.

Response: The Company has revised the risk factor “We are exposed to risks related to defaults by clearing members and liquidity risks” on page 28 of the Amended DRS to note that there are risks inherent in acting as the exclusive venue for clearing crypto assets but because the Company does not take custody of any crypto assets it does not incur this particular risk.

Our ability to implement or amend rules, page 37

10.	You state here and in the next risk factor that “any crypto asset product traded or cleared must first be deemed a commodity under the Commodity Exchange Act, rather than a security under the federal securities laws.” Please clarify who deems the crypto asset product a commodity: you or your affiliates, or a regulator such as the CFTC or SEC as part of applications and rule filings to trade the crypto asset product. Also summarize the determination process and considerations here and describe in greater detail on pages 100 and 122-23.

U.S. Securities and Exchange Commission

August 12, 2022

Response: The Company has revised the risk factor “Our ability to implement or amend rules could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services” on page 38 of the Amended DRS to include a cross-reference to the risk factor “There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition” beginning on page 39 of the Amended DRS, where it has provided additional information on the Company’s policies and procedures for analyzing whether a particular crypto asset product is a security or a commodity. The Company has included similar disclosures on pages 116, 122 and 140.

Changes in the legislative or regulatory environment, page 38

11.	Refer to your response to comment 38. Please briefly explain here and on page 94 payment for order flow and its importance to you. Describe the legislative and regulatory proposals and the extent to which proposals that would restrict or prohibit payment for order flow arrangements may impact your transaction rebate model and business and financial condition, and the impact of these risks to investors.

Response: The Company has added in a risk factor on page 42 of the Amended DRS titled “Legislative and regulatory proposals to restrict or prohibit payment for order flow (PFOF) practices may negatively impact our transaction rebate model and business and financial condition” which describes payment for order flow (“PFOF”), as well as the legislative and regulatory proposals concerning PFOF. As described in the revised risk factor, while PFOF is not important as a direct revenue source for the MIAX Exchanges, any new or heightened PFOF regulation may result in increased compliance costs and otherwise may materially decrease the Company’s transaction-based revenue as a result of reduced trading volumes on the MIAX Exchanges, which could negatively impact the Company’s business, financial condition and results of operations. The revised risk factor also discusses the potential impact of these changes on investors.

Management’s Discussion and Analysis of financial Condition and Results of Operations Key Factors Driving Our Performance, page 64

12.	Refer to your response to comment 25. Please discuss here how you use ADV, trading days and RPC metrics to manage the business and describe any limitations in using these metrics given the lack of comparable information for the metrics in the table on page 73. Please also discuss the reasons for period over period changes in the metrics in the table on page 72.

Response: The Company has revised its disclosures on page 90 of the Amended DRS to discuss how it uses ADV, market share and RPC metrics to manage the business and to describe the reason for lack of prior year comparable information for Equities, which launched only in September 2020, and Futures, which commenced trading activity with the acquisition of MGEX in December 2020. Trading days is a function of the calendar and is not used to manage the business, though this metric is useful for period over period comparisons where the number of trading days may differ. Additionally, the Company provided the reasons for period over period changes in Market ADV, market share, and revenue per contract for Options.

U.S. Securities and Exchange Commission

August 12, 2022

Industry Overview
U.S. Futures Market, page 92

13.	Refer to your response to comment 36. Please disclose your market share for exchange-traded futures.

Response: The Company has supplemented its disclosures on page 109 of the Amended DRS to note that the MGEX market share is less than 1% of the total U.S. futures and options on futures contracts.

International Listings, page 100

14.	Refer to your response to comment 2. Please describe the processes and procedures that prevent offers and sales to U.S. persons or persons located in the U.S. In this regard, it is not clear how limiting offers and sales to “qualified investors” would prevent offers and sales to U.S. persons or persons located in the U.S.

Response: The Company has removed all references to the Hashdex Nasdaq Crypto Index ETF from the Amended DRS because this product has not traded to date on BSX.

Our Proprietary Products, page 102

15.	Refer to your response to comment 41. Please briefly describe your role and responsibilities in your collaborative effort with Advanced Fundamentals and with SIL.

Response: The Company has removed all references to its collaborative effort with Advanced Fundamentals and SIL from the Amended DRS because it is in the process of delisting the BRIXX Commercial Real Estate Products and the SIL Products are listed but have not traded to date.

Our Strategic Investments, page 106

16.	Refer to your response to comment 3. Please describe the products you may list with MidChains and whether you intend to offer any of these to U.S. investors.

Response: The Company has revised its disclosure beginning on page 124 of the Amended DRS to clarify that it has not identified any joint technology licensing and product listing opportunities with MidChains at this time, but it believes that if it were to proceed with a product, the product may be based on a cryptocurrency or digital asset. The Company has made no decision as to whether any such products would be offered to U.S. investors.

Our Technology, page 108

17.	Refer to your response to comment 47. Please substantiate your statements that throughput is “exceptional,” latency access is “ultra-low” and wire determinism is “best-in-class” and provide quantitative and qualitative context for these assertions.

Response: The Company has revised its disclosure on page 126 and elsewhere in the Amended DRS to remove the sentence referenced in this Comment 17 and has replaced this sentence with alternative disclosure regarding the Company’s trading platform and how it was developed to meet the high-performance quoting demands of the U.S. options trading industry.

U.S. Securities and Exchange Commission

August 12, 2022

Human Capital
Diversity, page 114

18.	Refer to your response to comment 49. Please briefly describe how the ESG Steering Committee measures and evaluates your progress on short-term and long-term ESG diversity goals.

Response: The Company has revised its disclosures on page 131 of the Amended DRS to describe how the ESG Steering Committee will measure and evaluate the Company’s progress on short-term and long-term ESG and diversity goals.

Underwriting, page 178

19.	You state on page 180 that “[a]s an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock.” Please clarify what you mean by “open market” given this is your initial public offering and a market for your securities has not yet been established. To the extent that you are referring to the aftermarket, please provide your analysis for how such stabilizing may be engaged in without extending or continuing the initial “distribution” (and, thus, the “restricted period”) for purposes of Regulation M.

Response: The Company has revised the disclosure on page 198 of the Amended DRS to reflect that any stabilization would take place following the listing of the Company’s common stock on the applicable stock exchange. Further, the Company has been advised by the underwriters that until “completion of participation in a distribution” as defined in Rule 100 of Regulation M (including the termination of any “stabilization arrangements and trading restrictions” within the meaning of that term) each underwriter will comply with all applicable limitations and restrictions set forth in Regulation M that apply during the “restricted period” (as defined in Rule 100 of Regulation M) of the initial public offering.

20.	Refer to the two paragraphs preceding the Pricing of the Offering section on page 180. Please disclose that this activity would only be engaged in to the extent the underwriters and their respective affiliates are able to so in accordance with the limitations and restrictions in Rules 101 and 102 of Regulation M.

Response: The Company has revised the disclosure on page 198 of the Amended DRS to reflect that the activities referenced by the Commission in relation to this comment would only be engaged in to the extent that the underwriters and their respective affiliates are able to do so in accordance with the limitations and restrictions in Rules 101 and 102 of Regulation M.

On behalf of the Company, thank you for your review of the foregoing. If you have further comments, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

U.S. Securities and Exchange Commission

August 12, 2022

Very Truly Yours,

/s/ Herbert Kozlov
Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comply, Esq., Miami International Holdings, Inc.
Paul Tropp, Esq., Ropes & Gray LLP